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Exhibit 5

17 September 2003

258/03-jmd

For immediate release

North West Operations 60-day review

DOOR STILL OPEN TO SAVE ANOTHER 1 650 JOBS, SAYS DRD

        With just five days to go until the expiry of the 60-day review at its North West Operations (NWO), Durban Roodepoort Deep, Limited ("DRD" Ticker Symbol; JSE: DUR; NASDAQ: DROOY), said today (17.09.03) that the "door was still open" to save another 1 650 jobs.

        The company also disclosed more details of its social plan—intended to offset some of the impacts of retrenchment on affected employees—which was discussed today with officials of the Departments of Labour and Minerals and Energy and representatives of organised labour.

        Initially, the company predicted that 4 500 jobs at its North West Operations would have to go. Last week, it announced that, based on an agreement with the Mine Workers Union/Solidarity, UASA and SAEWA on changed work practices, it might be possible to save 1 550 of the 4 500 jobs at the NWO's Buffelsfontein 10 and 11 Shafts.

        The National Union of Mineworkers (NUM), however, has yet to respond to the proposed work practice changes that could save the 1 550 jobs.

        Director of DRD's South African Operations Deon van der Mescht said today that it was inevitable that 1 300 of the 4 500 jobs would have to go.

        An investigative team comprising representatives of management, organized labour and the Department of Minerals and Energy (DME) earlier this week agreed that the re-opening of the lower levels of Harties No 6 Shaft was inadvisable due primarily to safety considerations. Last month the DME ordered the closure of the lower levels of No 6 Shaft following a seismic event.

        "Keeping No 6 Shaft's lower levels closed out of a mutual concern for safety will cost 1 000 jobs and plant restructuring—designed to rationalise the number of operating plants from three to one and finalised before the review process—another 300," van der Mescht said.

        "This means that the door is still open to save 1 650, being the balance of the initial 4 500 jobs we estimated would have to go.

        "As management sees it, between now and the expiry of the 60-day review on Sunday, 21 September, we need to secure the agreement of NUM on revised work practices at Buffels 10 and 11 Shaft, which will go some considerable way towards saving 1 550 jobs there.

        "Also, we need to determine, as a matter of urgency, if proposals to save the remaining 1 650 jobs under threat will stand the test of financial viability."

        The NUM's proposal for the outsourcing of shafts was one that management was keen to pursue as a matter of urgency, van der Mescht said.

        Preliminary discussions with black economic empowerment mining company Umbhono Mining (Pty) Limited had already taken place, he said.

Social plan

        It was envisaged that the social plan and programmes contained within the plan, said van der Mescht, would be implemented by a steering committee representative of management, organised labour, relevant government departments and the community.

        Programmes within the plan to offset the impact of retrenchments were likely to be both employee-and community-focussed.

        While the former would embrace:

    •
    psychological, career and financial counselling;

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    skills and entrepreneurial training; and

    •
    re-deployment opportunities in the private sector;

the latter would address:

    •
    initiatives, with other stakeholders, to attract new investment to the region; and

    •
    opportunities within the company to outsource further business to local entrepreneurs, thus creating potential for new jobs.

        In implementing the programmes, van der Mescht said, the steering committee would draw on services offered by the Department of Labour. It would also engage with accredited service providers in the psychological, careers and financial counselling fields, with accredited skills training bodies, as well as with financial institutions, insurance companies and labour brokers.

Queries:	Ilja Graulich, DRD 27 11 381-7800 (office) 27 83 604 -0820 (mobile)
James Duncan, Russell & Associates 27 11 880-3924 (office) 27 82 892 8052 (mobile)

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